31 October 2006

Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification today from Deutsche Bank AG London that, in accordance with Section 198-202 of the UK Companies Act 1985, Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Corus Group plc's issued share capital.

Deutsche Bank AG is a corporation domiciled in Frankfurt, Germany, of which Deutsche Bank AG London is a branch.


END